UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated January 29, 2021

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.

(Translation of registrant’s name in English)

Aydınevler Mahallesi İnönü Caddesi No:20

Küçükyalı Ofispark

34854 Maltepe
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐       No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐       No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐       No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated January 29, 2021, regarding Turkcell Human Rights Policy and Turkcell Environmental Policy.

Istanbul, January 29, 2021

Announcement Regarding Turkcell Human Rights Policy and Turkcell Environmental Policy

Our Company’s Board of Directors approved Turkcell Human Rights Policy and Turkcell Environmental Policy, which are attached below.

For more information:

Turkcell Investor Relations

investor.relations@turkcell.com.tr

Tel: + 90 212 313 1888

TURKCELL HUMAN RIGHTS POLICY

As Turkcell, we intend to unite our country and our people with state-of-the-art technologies, to contribute to the nation’s digital transformation and to create value for every moment of our customers’ lives through our innovative and value-added services and solutions.

We consider it our priority to create a working environment and an ecosystem which contributes to ensuring economic, social and environmental sustainability through a strong human focus and ethical values &NegativeTh&NegativeThin all technology we develop, in every service we offer, and in every step we take.

On this basis, in relations we establish with our employees, customers, business partners and all our stakeholders, we commit to complying with the following principles, and doing our part in order to ensure the sincere commitment of our organization to these principles with devotion to the fundamental rights and freedoms guaranteed by

•	The Constitution of the Republic of Turkey,
•	The Universal Declaration of Human Rights, The International Covenant on Civil and Political Rights, The International Covenant on Economic, Social and Cultural Rights, The Convention on the Rights of Persons with Disabilities and The Convention on the Rights of the Child,
•	The ILO Conventions to which our country is a party,
•	The United Nations Business and Human Rights Principles,
•	The Ten Principles of the United Nations Global Compact ,
•	The OECD Guidelines for Multinational Enterprises

and establishing compliance with the national legislation on working life and the national and international capital markets regulations to which we are subject.

I.         OUR PRINCIPLES

1.	The child labor, which is described as dangerous and harmful work for children in terms of mental, physical, social or moral aspects, is forbidden either in Turkcell’s own business processes or in its supply chain. Turkcell takes all possible measures for compliance with international regulations and national legislation, as reflected in our internal law regarding the prevention of child labor, and/or to which our Company is subject.
2.	Only those who wish to work for us of their own free will are employed at Turkcell. No form of modern slavery, such as human trafficking, involuntary labor and forced labor, is acceptable within Turkcell and its ecosystem.
3.	Turkcell is aware that its employees constitute the basis of its success. Accordingly, for the purpose of creating a working environment befitting human dignity and value;

•	No discrimination in terms of gender, religion, language, race, ethnic origin, physical appearance, and disability is made among the employees in the decisions taken on recruitment, promotion, development and similar matters.
•	All kinds of discrimination and harassment which may take place against or between the employees are opposed, and no compromise is made on these issues in any way whatsoever.
•	The “Right and Freedom to Assemble” and the “Right to Establish and Engage in Union Activities” of our employees, as also expressed in the Constitution of the Republic of Turkey, are respected.
•	Modern working environments are provided, especially in terms of ensuring occupational health and safety.
•	Legal working hours are respected and the balance between work and private life is maintained and encouraged.
•	Measures are taken against all kinds of violence in the workplace, or domestic violence, with adequate and clear regulations on this issue included in our policies and procedures, which constitute the basis of our corporate management.
•	Initiatives are taken to increase work efficiency, digitizing business processes, facilitating life in the workplace and access to business tools, finding quick solutions to technical and administrative problems, providing employees with fringe benefits, and measuring performance objectively; in short, ensuring employee well-being and welfare. Necessary studies are carried out in order to ensure the accessibility of our platforms to our disabled employees.

Our suppliers and business partners are also encouraged to adopt and implement these principles, which we have adopted in connection with our own employees.

4.	Turkcell refrains from the procurement of products containing cassiterite (tin), columbite-tantalite (tantalum), wolframite (tungsten) or gold and its derivatives, which are known as “conflict minerals” and extracted in certain specific countries, during its procurement processes pursuant to the capital market legislation by which it is bound. In order to ensure this, Turkcell regularly conducts a reasonable level of country-of-origin research. Turkcell, inter alia, is attentive to conduct background reviews on transactions considered to be risky or suspicious in order to avoid provision/procurement processes associated with human rights violations.
5.	Turkcell fulfills its obligations in order to ensure that its employees and customers can exercise their right of privacy and freedom of expression in accordance with the law under existing national and international legislation and principles, and also designs and implements processes ensuring the protection of personal data.
6.	Turkcell considers children the inheritors of the future , and in this sense, makes all reasonable efforts to protect children’s rights, insure their online safety and ensure that the products and services it offers are in the best interest of children.
7.	Turkcell exercises due care for the ethical and responsible development and use of the technologies that it uses in, and shall develop for business processes. It aspires to act by contributing to the UN Sustainable Development Goals, and to create a more viable world based upon human dignity, fundamental rights and freedoms through the technologies it develops, as artificial intelligence being in the first place.

II.        GOVERNANCE OF POLICY

In order to ensure that this Policy is implemented effectively and in accordance with its intended-purpose, Turkcell;

a.	endeavors to ensure that the principles included in the policy are adopted in its business processes, and also by its management and employees;
b.	forms practices and procedures intended for the implementation of policy, performance of training and awareness activities related thereto, and the determination of governance processes in detail, and monitors compliance with the Policy and the procedures issued based thereon by virtue of especially the Sustainability Committee; The Integrated Value Creation Committee and all the other related Committees and Boards.
c.	sensitively reviews the applications to be made in connection with non-compliance regarding the principles contained in this Policy;
d.	in case of possible violations, escalates the issue to the relevant internal units depending on the subject of the violation, establishes the necessary transactions within the framework of internal procedures and rules as well as implements the designated processes;
e.	in case of any violation by employees, the processes specified in Turkcell Common Values and Business Ethics Rules are implemented and the violation notification is brought to the agenda of the Ethics Committee. The violation committed by employees may result in disciplinary action or other sanctions in accordance with the decision of the Ethics Committee.

III.       REQUEST OF INFORMATION RELATED TO TURKCELL HUMAN RIGHTS POLICY

Applications in connection with Turkcell Human Rights Policy, or the human rights processes at Turkcell can be communicated through:

•	e-mail to insanhaklari@turkcell.com.tr or humanrights@turkcell.com.tr
•	written application to the address Turkcell İletişim Hizmetleri A.Ş. Aydınevler Mahallesi İnönü Caddesi No:20/5 Küçükyalı Maltepe İstanbul.

TURKCELL ENVIRONMENTAL POLICY

Under its Environmental Policy, Turkcell, reflecting its vision of superior digital services for a better future, provides a safe workplace and operates in the awareness of its environmental responsibilities in all its activities. It carries out incentive projects and practices whereby its ecosystem acts accordingly.

1. PURPOSE

Turkcell, in adopting an understanding that considers the environment to the full, minimizes damage to the environment, educates its employees on environmental awareness, and uses clean technologies. Turkcell prioritizes running new projects that protect the ecological environment in which it operates, has put this policy into practice so as to contribute to the economy by developing circular economy awareness, and to maintain long-term environmental sustainability with the awareness of environmental impact across the value chain.

2. PRINCIPLES

Turkcell is attentive to protecting the habitat within its footprint, to using resources efficiently and to preserving the same while developing its offering for a better future through its superior digital services. Turkcell, the first Turkish mobile operator holding ISO 50001 and ISO 14064 certification, carries out its operations of environmental impact by observing the following principles to the greatest possible extent,

•	Operating suitable for human life and health
•	Efficient use of resources
•	Disposal, reduction and recycling of wastes
•	Promoting production, consumption and use of renewable energy

Turkcell encourages all of its suppliers and business partners to adopt and actualize these principles it has adopted.

3. IMPLEMENTATION

In order to generally put the principles mentioned above and the responsible understanding set out in this Policy into practice for the purpose of compliance, especially with environmental legislation, Turkcell is geared towards;

•	developing strategies in order to identify and minimize environmental damage and risk, setting targets for this purpose, monitoring, measuring (CDP, ISO 14064) and evaluating considering the resulting data in decision making,
•	using resources in the most effective way in its own operations and encouraging cyclicality by applying the principle of reuse and recycling,
•	contributing to the process of establishing public policies intended to, or in connection with the protection of the environment, conducting research and studies related thereto,
•	developing, using and encouraging others to use efficient, compatible, environmentally respectful and eco-friendly technologies, products and services by considering the environmental impact of all products and services,
•	implementing the “Green Purchasing Policy” by considering the environmental impacts of purchasing processes,
•	prioritizing the improvement of its operational processes within the scope of “Green Logistics Policy”,
•	taking initiatives which support new sustainable lifestyles within the scope of the standards intended to limit greenhouse gas emissions,

•	adopting appropriate tools in order to ensure compliance with legal limits in design, installation and operation of network infrastructures generating electromagnetic emissions, as well as in the purchase and sale of equipment and devices which can transmit and receive data and sound over wireless connections, following the applicable standards used in scientific research regarding the effects of electromagnetic fields on biological systems and the human body by constantly monitoring the standardization organizations and encouraging the provision of information necessary to implement all of the actions designated under environmental policy,
•	Considering the environmental sustainability criteria as part of the evaluation process of possible mergers and acquisitions,
•	working to encourage a culture based on the right approach to environmental issues,
•	working towards reducing the carbon footprint of office applications, by leveraging digitalization in business processes and developing awareness projects to reduce the carbon footprint of its employees, customers and other stakeholders.

4. ROLES AND RESPONSIBILITIES

The Environmental Policy is a text prepared for Turkcell management, employees, business partners and contractors in order to be responsive in human and environmentally sensitive work performance.

In this context, Turkcell develops practices and projects for its business partners, contractors and subcontractors in order to work in compliance with the Policy and to cooperate in this regard.

Turkcell carries out encouraging activities to also have other stakeholders act in accordance with this policy.

The Company strives to adopt and implement the principles and purposes of this Policy.

5. POLICY VIOLATIONS

In case of any violation of the Policy, the issue is reported to the Administrative Affairs Directorate or the Corporate Communications Directorate, Corporate Social Responsibility and Sustainability Office and the Ethics Committee of Turkcell İletişim Hizmetleri A.Ş.

In case of violation of this Policy, if the violating party is an employee, the issue may be submitted to the Ethics Committee in order to consider the execution of the necessary processes regarding the relevant employee. In case of violation of the Policy by business partners and contractors, current business processes are reviewed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.
Date: January 29, 2021	By:	/s/ Ali Serdar Yağcı
Name: Ali Serdar Yağcı Title: Investor Relations and Corporate Finance Director

TURKCELL ILETISIM HIZMETLERI A.S.
Date: January 29, 2021	By:	/s/ Osman Yılmaz
Name: Osman Yılmaz Title: Chief Financial Officer